UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13 D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.24)*

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA y AGROPECUARIA
(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share
(Title of Class of Securities)

226406106
(CUSIP Number)

Saúl Zang
Juan Manuel Quintana
Carolina Zang

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2020
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. G

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 226406106

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,283,662
	8.	SHARED VOTING POWER 188,518,463
	9.	SOLE DISPOSITIVE POWER 15,283,662
	10.	SHARED DISPOSITIVE POWER 188,518,463
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,518,463
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.58%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 226406106

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 188,518,463
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 188,518,463
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,518,463
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.58%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 188,518,463
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 188,518,463
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,518,463
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.58%
14.	TYPE OF REPORTING PERSON CO
1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 188,518,463
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 188,518,463
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,518,463
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.58%
14.	TYPE OF REPORTING PERSON CO

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 188,518,463
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 188,518,463
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,518,463
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.58%
14.	TYPE OF REPORTING PERSON CO

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 188,518,463
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 188,518,463
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,518,463
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.58%
14.	TYPE OF REPORTING PERSON CO

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 188,518,463
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 188,518,463
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,518,463
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.58%
14.	TYPE OF REPORTING PERSON CO

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No.24 TO SCHEDULE 13D

This Amendment No.24 Schedule 13D (“Amendment No.24”) amends and restates Items 2, 4, 5, and 6 of the Schedule 13D filed by the Reporting Persons with the SEC (the “Schedule 13D”). Capitalized terms used in this Amendment No.24 but not defined herein have the meaning given to such terms in Schedule 13D, as amended and restated from time to time.

Item 2. Identity and Background

 (a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors or Director of each of the following companies:

(i)
IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii)
Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii)
Consultores Assets Management S.A., a stock corporation organized under the laws of Republic of Argentina (“CAM”);

(iv)
Consultores Venture Capital Limited, a limited liability company organized under the laws of Cayman Island (“CVC Cayman”);

(v)
Consultores Venture Capital Uruguay S.A., a stock corporation organized under the laws of the Republic of Uruguay (“CVC Uruguay”);

(vi)
Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Agroinvestment” and together with Elsztain, IFIS, IFISA, CAM, CVC Cayman and CVC Uruguay, being collectively referred to as the “Reporting Persons”).

Elsztain’ s principal offices are located at Bolívar 108, 1st floor, (C1066AAD), Ciudad Autónoma de Buenos Aires, Argentina; IFIS’ principal offices are located at Clarendon House, 2 Church Street, Hamilton HM 08, Bermuda; IFISA’s principal offices are located at Ruta 8 KM 17.500 Edificio@1 Local 106, 91600 Montevideo, Republic of Uruguay; CAM’s principal offices are located at Bolívar 108, 1st floor, (C1066AAD) Ciudad Autónoma de Buenos Aires, Argentina; CVC Cayman’s principal offices are located at4th floor, Harbour Place, South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands; CVC Uruguay’s principal offices are located at Ruta 8 KM 17.500 Edificio@1 Local 106, 91600 Montevideo, Republic of Uruguay; and Agroinvestment’s principal offices are located at Zabala 1422, Floor 2, 11000 Montevideo, Republic of Uruguay.

Because Mr. Elsztain controls each of the other Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power other than common shares held directly by Mr. Elsztain (and not through any other Reporting Person).

SCHEDULE 13D

CUSIP No. 226406106

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4. Purpose of Transaction

Since November 12, 2018, the Reporting Persons have increased their beneficial ownership of Cresud’s common shares by acquiring shares representing an additional 1.27% of Cresud’s outstanding share capital. Such increase was the result of:

●
The purchase in the open market of 662,926 ADRs (equivalent to 6,629,260 common shares).

●
The receipt of 4,863,069 common shares (consisting of 786,139 common shares and 407,693 ADRs) as a result of the distribution of treasury shares made by Cresud.

●
The repurchase of IFIS shares which was partially cancelled in kind with Cresud ADRs, amounting to 866,989 (equivalent to 8,669,890 common shares) of which the IFISA holds voting power over 745,460 ADRs (equivalent to 7,454,600 shares) until they are sold by the third party or 02/18/21, whichever happens earlier.

●
The payment in kind with 390,955 ADRs (equivalent to 3,909,550 common shares) of Cash Loan Agreements.

Except as described above, neither the Reporting Persons nor, to their knowledge, any person named in Schedule A attached hereto, has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The variations reported in this Amendment No. 24 were effected in the period from November 12, 2018 until December 15, 2020 (the “Transaction Period”).

Item 5. Interests in Securities of the Issuer

(a)
As of December 15, the Reporting Persons beneficially owned the equivalent of 188,518,463common shares of Cresud, representing 37.58% of Cresud’s outstanding equity as of that date.

The following is a description of the Reporting Persons’ beneficial ownership of Cresud common shares as of December 15, 2020:

SCHEDULE 13D

CUSIP No. 226406106

Shareholder	Number of Shares Currently Owned	% of Outstanding Shares
Reporting Persons (as a group)	188,518,463	37.58%
Total	501,642,804	100%

(i)
Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, CAM, CVC Uruguay and Agroinvestment, and Director of CVC Cayman. As of December 15, 2020, Elsztain holds (through companies controlled by him and proxies) a majority of the voting power in IFIS Ltd. As of December 15, 2020, Elsztain holds 100% of the outstanding equity capital of Agroinvestment. As of December 15, 2020, Elsztain owns 85% of the outstanding equity capital of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman.  As of that same date, Elsztain directly owns the equivalent of 15,283,662 common shares of the outstanding equity capital of Cresud, representing approximately 3.05% of Cresud’s issued and outstanding common shares;

(ii)
IFIS is the direct owner of 100% of the common shares of IFISA;

(iii)
IFISA directly owns the equivalent of 62,692,051 common shares of Cresud representing approximately 12.50% of Cresud’s issued and outstanding common shares Furthermore, IFISA retains voting power over an equivalent to 7,454,600 common shares (1.49% of the outstanding) until they are sold by the third party or 02/18/21, whatever happens first.

(iv)
CVC Cayman serves as the Investment Manager of IFIS and does not own Cresud’s common shares;

(v)
CAM is the direct owner of 100% of the common shares of CVC Uruguay, but does not directly own Cresud’s common shares;

(vi)
Agroinvestment directly owns the equivalent of 103,087,210 common shares of Cresud representing approximately 20.55%of Cresud’s issued and outstanding common shares; and

(vii)
CVC Uruguay directly owns 940 common shares of Cresud representing approximately 0.0002% of Cresud’s issued and outstanding common shares.

Set forth below is a diagram of the Reporting Persons’ beneficial ownership of Cresud as of December 15, 2020:

SCHEDULE 13D

CUSIP No. 226406106

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 188,518,463common shares, representing 37.58% of the issued and outstanding common shares of Cresud, as of December 15, 2020.

(b)
Item 5(a) is incorporated herein by reference.

(c)
Transactions by the Reporting Persons or other persons named in Schedule A, attached hereto, in Cresud common shares that were effected during the last sixty days of the Transaction Period are listed on Annex I.

SCHEDULE 13D

CUSIP No. 226406106

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

-
On June 07, 2017 and on November 1, 2017, as amended from time to time, IFISA executed two Loan Agreements, for which the lender holds as collateral 2,629,844 ADRs of Cresud, each ADR representing 10 common shares. Concurrently, Loan Agreements were executed between IFIS as lender and IFISA as borrower, pursuant to which IFISA delivered 2,629,844 ADRs of Cresud to IFIS. IFISA maintains the voting and economic rights related to the ADRs.
-
IFISA has executed Loan Agreements for which the lender holds as collateral 787,640 ADRs of Cresud, each ADR representing 10 common shares. Notwithstanding the aforementioned, IFISA maintains the voting and economic rights related to the ADRs.
-
Between October 23, 2017 and December 14, 2020, several Loan Agreements were executed between IFISA as lender and IFIS as borrower, pursuant to which IFISA loaned 5,498,324 ADRs of Cresud to Agroinvestment.
-
On October 30, 2017 and amended from time to time, Agroinvestment executed a Credit Agreement for which the lender holds as collateral 11,015,271 ADRs of Cresud, each representing 10 common shares. Notwithstanding the aforementioned, the Reporting persons maintain the voting and economic rights related to the ADRs.
-
On May 9, 2019, a Loan Agreement was executed where Agroinvestment as borrower, has received 706,550 ADRs of Cresud.
-
Loan Agreements were executed between Eduardo S. Elsztain as lender and Agroinvestment as borrower, pursuant to which Eduardo S. Elsztain loaned 899,204 ADRs of Cresud.
-
On June 8, 2020, as amended from time to time, IFISA executed Loan Agreements for which the lender holds as collateral 1,500,912 ADRs of Cresud, each ADR representing 10 common shares. IFISA maintains the voting and economic rights related to the ADRs.
-
On November 8, 2019, a Loan Agreement was executed between IFISA as lender and Consultores Venture Capital Uruguay as borrower, pursuant to which IFISA loaned 256,652 of Cresud’s common shares. IFISA maintains the voting and economic rights related to the common shares.

Other than as set forth above or otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to any securities of Cresud to which the Reporting Persons are a party.

SCHEDULE 13D

CUSIP No. 226406106

Schedule A

Eduardo S. Elsztain
Bolívar 108, 1st Floor
(C1066AAD), Ciudad Autónoma de Buenos Aires
Republic of Argentina
Citizen of Argentina
Directors of IFIS Limited

1.	Eduardo S. ElsztainChairmanClarendon House, 2 Church Street, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina	3.	Mariana Renata Carmona de ElsztainDirectorClarendon House, 2 Church Street, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina
2.	Saúl ZangVice ChairmanClarendon House, 2 Church Street, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina	4.	Alejandro Gustavo ElsztainDirectorClarendon House, 2 Church Street, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina

Directors of Consultores Venture Capital Uruguay

1.	Eduardo S. Elsztain Chairman Ruta 8 KM 17.500 Edificio@1 Local 160, 91600, Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8 KM 17.500 Edificio@1 Local 160, 91600, Montevideo Republic of Uruguay Citizen of Uruguay
2.	Martín Polak Director Ruta 8 KM 17.500 Edificio@1 Local 160, 91600, Montevideo Republic of Uruguay Citizen of Uruguay	4.	Saul Zang Vice Chairman Ruta 8 KM 17.500 Edificio@1 Local 160, 91600, Montevideo Republic of Uruguay Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106

Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain Chairman Bolívar 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain First Vice Chairman Bolívar 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Republic of Argentina Citizen of Argentina
2.	Saúl Zang Second Vice Chairman Bolívar 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina		4.Ilan Ariel Elsztain Alternate Director Bolívar 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain Chairman4th floor Harbour Place, South Chucrch Street P.O. Box 10240,, Grand Cayman, KY1-1002, Cayman Islands Citizen of Argentina	2.	Saúl Zang Director 4th floor Harbour Place, South Chucrch Street P.O. Box 10240,, Grand Cayman, KY1-1002, Cayman Islands Citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Ruta 8 KM 17.500 Edificio@1 Local 003, 91600, Montevideo Republic of Uruguay Citizen of Argentina	3.	Martín Polak Director Ruta 8 KM 17.500 Edificio@1 Local 003, 91600, Montevideo Republic of Uruguay Citizen of Uruguay
2.	Saúl Zang Vice Chairman Ruta 8 KM 17.500 Edificio@1 Local 003, 91600, Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Ruta 8 KM 17.500 Edificio@1 Local 003, 91600, Montevideo Republic of Uruguay Citizen of Uruguay

Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman Zabala 1422, 2 nd Floor11500, Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Zabala 1422, 2 nd Floor11500, Montevideo Republic of Uruguay Citizen of Argentina
2.	Mariana Renata Carmona de Elsztain Director Zabala 1422, 2nd Floor11500, Montevideo Republic of Uruguay Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106

Directors and Executive Officers of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Chairman Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	10.	Ilan Elsztain Alternate Director Moreno 877, 23rd Floor(C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saúl Zang Vice Chairman Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	11.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd Floor(C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
3.	Alejandro Gustavo Elsztain Second Vice Chairman Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	12.	Mariana Renata Carmona Director Moreno 877, 23rd Floor(C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
4.	Gabriel Adolfo Gregorio Reznik Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	13.	Enrique Antonini Alternate Director Moreno 877, 23rd Floor(C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
5.	Jorge Oscar Fernández Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	14.	Liliana Glikin Director Moreno 877, 23rd Floor(C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106

6.	Fernando Adrián Elsztain Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	15.	Iair Elsztain Alternate Director Moreno 877, 23rd Floor(C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	16.	Alejandro Mario Bartolome Director Moreno 877, 23rd Floor(C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
8.	Alejandro Gustavo Casaretto DirectorMoreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	17.	María Gabriela Macagni Director Moreno 877, 23rd Floor(C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
9.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd Floor(C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina

Executive Officers

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	3.	Alejandro Gustavo Casaretto Regional Manager of Agricultural Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
2.	Matías Iván Gaivironsky Chief Financial Officer and Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	4.	Carlos Blousson Chief Executive Officer of the Bolivian and Argentinean Operations Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106

Annex 1

Transactions by the Reporting Persons or persons named in Schedule A that were effected during the last 60 days of the Transaction Period.

SCHEDULE 13D

CUSIP No. 226406106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: December 15,2020

Eduardo S. Elsztain	Consultores Venture Capital Uruguay
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board
IFIS Limited	Consultores Assets Management S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board
Inversiones Financieras del Sur S.A.	Consultores Venture Capital Limited
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board
Agroinvestment S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board